COMMENTS RECEIVED ON APRIL 21, 2008

FROM CHRISTIAN SANDOE

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

Fidelity Advisor Value Strategies Fund

POST-EFFECTIVE AMENDMENT NO. 79

FIDELITY CAPITAL TRUST (File Nos. 002-61760 and 811-02841)

Fidelity Capital Appreciation Fund, Fidelity Disciplined Equity Fund, Fidelity Stock Selector, and

Fidelity Value Fund

POST-EFFECTIVE AMENDMENT NO. 92

FIDELITY COMMONWEALTH TRUST (File Nos. 002-52322 and 811-02546)

Fidelity Mid-Cap Stock Fund

POST-EFFECTIVE AMENDMENT NO. 101

FIDELITY CONTRAFUND (File Nos. 002-25235 and 811-01400)

Fidelity Contrafund

POST-EFFECTIVE AMENDMENT NO. 66

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

Fidelity Equity-Income Fund

POST-EFFECTIVE AMENDMENT NO. 119

FIDELITY FINANCIAL TRUST (File Nos. 002-79910 and 811-03587)

Fidelity Equity-Income II Fund and Fidelity Independence Fund

POST-EFFECTIVE AMENDMENT NO. 49

FIDELITY HASTINGS STREET TRUST (File Nos. 002-11517 and 811-00215)

Fidelity Growth Discovery Fund and Fidelity Fund

POST-EFFECTIVE AMENDMENT NO. 119

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity China Region Fund, Fidelity Diversified International Fund, Fidelity Emerging Markets Fund,

Fidelity International Discovery Fund, and Fidelity Overseas Fund

POST-EFFECTIVE AMENDMENT NO. 103

FIDELITY MAGELLAN FUND (File Nos. 002-21461 and 811-01193)

Fidelity Magellan Fund

POST-EFFECTIVE AMENDMENT NO. 57

FIDELITY MT. VERNON STREET TRUST (File Nos. 002-79755 and 811-03583)

Fidelity Aggressive Growth Fund and Fidelity Growth Company Fund

POST-EFFECTIVE AMENDMENT NO. 50

FIDELITY PURITAN TRUST (File Nos. 002-11884 and 811-00649)

Fidelity Value Discovery Fund, Fidelity Low-Priced Stock Fund, Fidelity Balanced Fund, and

Fidelity Puritan Fund

POST-EFFECTIVE AMENDMENT NO. 132

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Dividend Growth Fund, Fidelity Blue Chip Growth Fund, Fidelity OTC Portfolio,

Fidelity Leveraged Company Stock Fund, and Fidelity Growth & Income Portfolio

POST-EFFECTIVE AMENDMENT NO. 79

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Export and Multinational Fund

POST-EFFECTIVE AMENDMENT NO. 70

1. Fidelity Export and Multinational Fund

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing primarily in securities of U.S. companies that are expected to benefit from exporting or selling their goods or services outside the United States."

C: The Staff would like additional disclosure for "name test" purposes indicating 80% of the fund invests in export and multinational corporations. The Staff further notes that merely adding an 80% policy in place of the word "primarily" will not suffice because the current disclosure captures too many companies.

R: We do not believe that Rule 35d-1 under the Investment Company Act of 1940 applies to the fund. The fund's name does not suggest that the fund focuses its investments on a particular type of investment (e.g., "stocks" or "bonds"), industry (e.g., "utilities" or "healthcare"), or country or geographic region. As the fund's name suggests, the fund normally invests its assets primarily in securities of U.S. companies that are expected to benefit from exporting or selling their goods or services outside the United States (export and multinational companies). Recognized industrial classifications include neither an "export" industry nor a "catch all" industry comprising companies (in any industry) that benefit from exporting their goods or services. Therefore, we have not modified the disclosure as suggested.

2. Fidelity Balanced Fund and Fidelity Puritan Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to identify the market capitalization profile for the equity portion of each fund.

R: Neither fund has a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

3. Fidelity Balanced Fund and Fidelity Puritan Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to identify the credit rating and maturity of the bond portion of each fund.

R: The funds do not have a principal investment strategy to invest in securities of a particular credit rating or maturity.

4. Fidelity Puritan Fund

"Fund Management" (prospectus)

"Stephen Petersen is lead manager of the fund, which he has managed since February 2000. He also manages other Fidelity funds. Since joining Fidelity Investments in 1980, Mr. Petersen has worked as a research analyst and portfolio manager.

George Fischer is co-manager of the fund, which he has managed since December 2004. He also manages other Fidelity funds. Since joining Fidelity Investments in 1989, Mr. Fischer has worked as a research analyst and portfolio manager.

Ramin Arani is co-manager of the fund, which he has managed since February 2007. He also manages other Fidelity funds. Since joining Fidelity Investments in 1992, Mr. Arani has worked as a research analyst and manager."

C: The Staff would like us to clarify the responsibilities of each portfolio manager, including any limitations on each portfolio manager.

R: We believe the current disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a)(2).

5. Fidelity Balanced Fund, Fidelity Blue Chip Growth Fund, Fidelity Dividend Growth Fund, Fidelity Equity-Income Fund, Fidelity Export and Multinational Fund, Fidelity Fund, Fidelity Growth & Income Portfolio, Fidelity Growth Discovery Fund, Fidelity Leveraged Company Stock Fund, Fidelity Low-Priced Stock Fund, Fidelity Magellan Fund, Fidelity Mid-Cap Stock Fund, Fidelity OTC Portfolio, Fidelity Puritan Fund, and Fidelity Value Discovery Fund

C: The Staff noted that the financial statements and financial highlights incorporated by reference into the registration statement may be older than 245 days, in which case, semiannual financial statements and financial highlights would need to be included for the funds.

R: The registration statements will be updated for the next filing to incorporate by reference financial statements and financial highlights as of a date within 245 days of the effective date of the registration statement.

6. Fidelity Low-Priced Stock Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in low-priced stocks (those priced at or below $35 per share), which can lead to investments in small and medium-sized companies."

C: The Staff would like us to identify the market capitalization for small to medium size companies.

R: The fund does not have a principal investment strategy to invest in small and medium-sized companies, though employing its principal investment strategy of investing in low-priced stocks may cause it to invest in such companies. We have not added disclosure to further define "small and medium-sized companies" because we believe that the terms are commonly understood and that the disclosure at issue effectively conveys that the fund may invest in such companies without over-emphasizing a strategy not considered to be principal. Accordingly we have not modified disclosure.

7. For all funds (except Fidelity Blue Chip Growth Fund and Fidelity Mid-Cap Stock Fund)

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to identify the market capitalization strategy of each fund.

R: These funds do not have principal investment strategies of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

8. All Funds (except Fidelity Emerging Markets Fund)

"Investment Details" (prospectuses)

"Principal Investment Risks"

"Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market."

C: The Staff requests the addition of a statement relating to emerging markets as a strategy in both the "Investment Summary" and "Investment Details" sections and, for those funds that do not already do so, emerging markets as a risk in the "Investment Summary" section.

R: Though the non-U.S. securities in which the funds invest may include foreign issuers in both developed and emerging markets, these funds do not have a principal investment strategy of investing in emerging markets and therefore we have not disclosed such a strategy. In addition, Form N-1A limits Item 2 (Investment Summary) risk disclosure to "Principal Investment Risks" though additional risk disclosure may be included in response to Item 4 (Investment Details). The risks associated with emerging markets are not expected to be among the applicable funds' principal investment risks, but because foreign markets may expose the funds to emerging markets risks, we believe it is helpful to include additional disclosure in the Investment Details section, as Form N-1A allows. Should the funds employ a principal investment strategy of investing in emerging markets or consider emerging markets to present a principal investment risk in the future, the funds will update disclosure at that time.

9. Fidelity Diversified International Fund

C: The Staff currently takes the position that international funds, under normal operating circumstances, should have 40% of total assets, but no less than 30%, invested outside of the United States. The Staff further noted that international funds are expected to be invested in at least three different countries (the United States included). The Staff would like confirmation that this is the case with the fund.

R: We understand that the Staff has changed its position on the term "international" in recent years (see Name Test Rule Proposing Release footnote 38) and that the Staff currently views the term "international" to connote that a fund will invest its assets in investments tied economically to a number of different countries throughout the world (see Name Test Rule Adopting Release footnote 42). The fund's policies are consistent with the Staff's current position as set forth in the Name Test Rule Adopting Release.

10. Fidelity Emerging Markets Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of issuers in emerging markets (countries that have an emerging stock market as defined by Standard & Poor's® (S&P®), countries or markets with low-to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics) and other investments that are tied economically to emerging markets."

C: The Staff is inquiring as to how it is determined that an investment is tied economically to emerging markets.

R: The factors FMR considers to determine whether an investment is tied economically to a particular country or region (including emerging markets) are disclosed under the heading, "Country or Geographic Region."

11. Fidelity China Region Fund

"Investment Details" (prospectus)

"Principal Investment Risks"

"Special Considerations regarding the China Region. The Hong Kong, Taiwanese, and Chinese economies are dependent on the economies of other Asian countries and can be significantly affected by currency fluctuations and increasing competition from Asia's other low-cost emerging economies. These China region economies can also be significantly affected by general social, economic, and political conditions in China and other Asian countries. In addition, the Taiwanese economy can be significantly affected by security threats from China. The willingness and ability of the Chinese government to support the Hong Kong and Chinese economies and markets is uncertain. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Also, foreign investments may be restricted. Changes in government policy could significantly affect the local markets."

C: The Staff indicated that the current disclosure does not sufficiently address the political, social, and economic risks of investing in China and should, therefore, be modified to address such risks.

R: We believe that the disclosure concerning "Special Considerations regarding the China Region" appropriately discloses the political, social and economic risks of investing in this region, as required by Item 4(c) of Form N-1A. We note that the prospectus also includes disclosure about certain related principal risks of investing in the fund, in the sections titled "Special Considerations regarding Asia" and "Foreign Exposure." Additional information about the risks of investing in the fund is included in the section titled "Special Considerations Regarding Asia Pacific Region (Ex Japan)" in the SAI.

12. Fidelity China Region Fund

"Investment Policies and Limitations" (SAI)

"Concentration"

"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund may purchase the securities of any issuer, if as a result, no more than 35% of the fund's total assets would be invested in any industry that accounts for more than 20% of the Hong Kong, Taiwanese, and Chinese market as a whole, as measured by an index determined by FMR to be an appropriate measure of the Hong Kong, Taiwanese, and Chinese market."

C: Explain how this policy is consistent with Section 8(b)(1) of the Investment Company Act of 1940 (1940 Act) as evidenced by the First Australia no-action letter.

R: Fidelity had numerous discussions with the SEC Staff in 1999 before this form of fundamental concentration policy was implemented for any of the Fidelity funds. The Fidelity form of policy differs from the policy at issue in the First Australia no-action letter in one respect: the Fidelity fund does not name its benchmark index as part of the fundamental policy. As a result of those conversations with the Staff, we are comfortable that the fund's concentration policy nevertheless is consistent with Section 8(b)(1) of the 1940 Act. We have previously discussed with the Staff that the Fidelity funds' benchmark indexes are not a part of their fundamental policies. We explained our concern about naming an index in part of a fundamental policy when at any time an index provider may discontinue the index, stop publishing it, or change the composition of the index. We were advised orally that inclusion of the index name in the fundamental policy was not required; instead it was only one factor in determining if Section 8(b) was satisfied. Currently, the fund uses a cap-weighted index designed by its provider to reflect the performance of the local equity market, and FMR believes the index is an appropriate measure of the fund's local markets, based on index characteristics including the percentage of the total market capitalization covered, economic sector and industry representation, and the securities that make up the index. FMR could use a different index or additional indexes to represent the local markets in the future, but only if those indexes were determined to be appropriate based on index characteristics.

13. Fidelity Fund

"Investment Details" (prospectus)

"Principal Investment Risks"

"Interest Rate Changes. Debt securities have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise and can rise when interest rates fall. Securities with longer maturities and mortgage securities can be more sensitive to interest rate changes."

C: The Staff would like to know if the fund is subject to any sub-prime mortgage risk.

R: The disclosure at issue is not meant to indicate more than the general principal investment risk that changes in interest rates can affect debt securities, and that certain debt securities can be more sensitive to this risk than others.

14. Fidelity Growth Discovery Fund

"Fund Management" (prospectus)

"The fund pays a management fee to FMR. The management fee is calculated and paid to FMR every month. The fee is determined by calculating a basic fee and then applying a performance adjustment. The performance adjustment either increases or decreases the management fee, depending on how well the fund has performed relative to a blend of the performance of the S&P 500 and the Russell 3000 Growth Index.

C: The Staff would like us to clarify whether the fund's performance adjustment is based upon the performance of the S&P 500 for a specific period of time and then subsequently switches to the Russell 3000 Growth Index, or whether the fund uses a blend of the two indices concurrently.

R: We believe the disclosure provided in the "Fund Management" section is consistent with the requirements of Item 5(a)(1)(ii)(B) of Form N-1A. The current disclosure states: "[b]ecause the performance adjustment is based on a rolling 36 month measurement period, during a transition period the fund's performance will be compared to a blended index return that reflects the performance of the Russell 3000 Growth Index for the portion of the 36 month performance measurement period beginning February 1, 2007 and the performance of the S&P 500 for the remainder of the measurement period. At the conclusion of the transition period, the performance of the S&P 500 will be eliminated from the performance adjustment calculation, and the calculation will include only the performance of the Russell 3000 Growth Index." Accordingly, we have not modified disclosure.

15. Fidelity Mid-Cap Stock Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in common stocks of companies with medium market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell Midcap Index or the Standard & Poor's MidCap 400 Index (S&P MidCap 400))."

C: The Staff notes that an index is not a good proxy for defining a market capitalization band because indices include companies that are above and below a specific band, which would enable a fund under the 80% name test rule to include small and large cap companies in that 80% when that should not be the case.

R: Since there is no commonly-accepted precise definition for the term, we believe it is reasonable and consistent with prior Staff positions to define "medium market capitalization" for purposes of this fund by reference to two well-publicized indices.

16. Fidelity Mid-Cap Stock Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in common stocks of companies with medium market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell Midcap Index or the Standard & Poor's MidCap 400 Index (S&P MidCap 400))."

C: The Staff would like us to identify the average market capitalization for the Russell Midcap Index, the S&P MidCap 400 Index, and the fund.

R: As the capitalization range of an index and the fund varies over time, we believe it is more appropriate to identify well-publicized indices by name this way rather than giving a snapshot of the capitalization range of an index and/or of the fund as of a single date. Therefore, we have not modified the disclosure.

17. Fidelity Mid-Cap Stock Fund

"Fund Management" (prospectus)

"For the purposes of calculating the performance adjustment for the fund, the fund's investment performance will be based on the performance of the retail class of the fund, Mid-Cap Stock."

C: The Staff questions the basis for using the retail class, which is one of the least expensive classes of the fund, to determine the performance adjustment. The Staff would like us to explain how this method is consistent with Investment Company Act Release No. 20915, FN 12.

R: Footnote 12 provides in relevant part:
"[T]he Commission believes that it would also be consistent with section 205(b)(2) and rule 205-1 if a multiple class fund were to use the investment performance of a single class for the purpose of calculating the performance fee. In approving the use of a class, the board of directors of the fund should consider all of the relevant factors, including the proposed performance fee schedule, the effect that using one class instead of another would have on the fees to be paid, the anticipated relative size of each class, the expense ratio of each class, the effect of any waiver or reimbursement of expenses on the performance of that class, the nature of the index to which the fund's performance will be compared and, if the index is comprised of comparable funds, the average expense ratio of those funds. For instance, it would appear difficult for a board to justify basing the calculation of a performance fee on the performance of a class with the lowest expenses if the result would be that shareholders of another class would pay a higher advisory fee than would be warranted given that class's performance."

The differences between the performance of the fund's classes is, in large part, reflective of the differences between the expenses of these classes, with the largest difference in class expenses over time being each class's applicable 12b-1 fees. FMR believes that a performance adjustment based on the retail class of the fund rather than the other classes of the fund is a fairer means to calculate performance because the retail class' expenses do not include fund-paid 12b-1 fees, which are unrelated to FMR's investment skill.

18. Fidelity OTC Portfolio

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities principally traded on NASDAQ® or another over-the-counter (OTC) market, which has more small and medium-sized companies than other markets."

C: The Staff notes that NASDAQ has become an exchange and would like to know how securities trading on NASDAQ may be considered over-the-counter for purposes of the 80% test.

R: The disclosure in the a-filing should have read as follows, and will be updated accordingly in the b-filing:

"Normally investing at least 80% of assets in securities principally traded on NASDAQ® or an over-the-counter (OTC) market, which has more small and medium-sized companies than other markets."

19. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.